Exhibit 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Auditors” in the Short Form Base Shelf prospectus dated October 22, 2013 of Novadaq Technologies Inc. (the “Company”), relating to the issue and sale of preferred shares, common shares, and debt securities of the Company up to an aggregate offering price of US$250,000,000.

We also consent to the incorporation by reference therein of our report dated February 6, 2013 with respect to the consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, included in the annual report on Form 40-F filed with the Securities and Exchange Commission on March 19, 2013.

Toronto, Canada	Chartered Accountants
October 22, 2013	Licensed Public Accountants